UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Pinduoduo Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.000005 per share
(Title of Class of Securities)

722304102
(CUSIP Number)**

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares (the “ADSs”) of Pinduoduo Inc. (the “Issuer”), each representing four Class A ordinary shares, par value $0.000005 per share (the “Class A Ordinary Shares”). No CUSIP has been assigned to the Class A Ordinary Shares.

CUSIP No. 722304102	Page 1 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
783,468,116[1]
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
783,468,116[1]
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
783,468,116[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.6%[2]
14	TYPE OF REPORTING PERSON
CO

__________________

1 Includes (i) 754,359,876 Class A Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited, (ii) 473,956 Class A Ordinary Shares represented by 118,489 ADSs held by TPP Follow-on GP I, Ltd., a wholly-owned subsidiary of Tencent Holdings Limited, (iii) 27,781,280 Class A Ordinary Shares held by Chinese Rose Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited, and (iv) 853,004 Class A Ordinary Shares represented by 213,251 ADSs beneficially owned by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings Limited.

2 Calculation is based on a total of 5,011,761,304 Class A Ordinary Shares outstanding as of March 17, 2021, as disclosed in Amendment No. 2 to Schedule 13G filed by Mr. Zheng Huang on March 18, 2021 (the “Mr. Huang Schedule 13G”).

CUSIP No. 722304102	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Tencent Mobility Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
754,359,876
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
754,359,876
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
754,359,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%[1]
14	TYPE OF REPORTING PERSON
CO

_________________

1 Calculation is based on a total of 5,011,761,304 Class A Ordinary Shares outstanding as of March 17, 2021, as disclosed in the Mr. Huang Schedule 13G.

CUSIP No. 722304102	Page 3 of 4 Pages

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on August 6, 2018, as amended by (i) Amendment No. 1 filed on February 22, 2019, (ii) Amendment No. 2 filed on April 3, 2020, and (iii) Amendment No. 3 filed on November 25, 2020 (the “Original Schedule 13D” and as further amended by this Amendment, the “Statement”), by Tencent Holdings Limited, a Cayman Islands company, and Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings Limited. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D. Except as otherwise stated in this Amendment, the Original Schedule 13D remains in full force and effect.

On March 17, 2021, the Issuer announced that Mr. Zheng Huang resigned from his position as Chairman of the Issuer’s Board of Directors and that the 1:10 super voting rights attached to Mr. Zheng Huang’s shares have been removed upon his relinquishing of executive responsibilities. As disclosed in the Mr. Huang Schedule 13G, Mr. Zheng Huang currently does not beneficially own any Class B ordinary shares, and his shares in the Issuer are all in the form of Class A Ordinary Shares. This Amendment is being filed to report the changes in the beneficial ownership percentage of each of Tencent Holdings Limited and Tencent Mobility Limited as a result of the foregoing.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and supplemented by inserting the following at the end of Item 3:

On February 19, 2021, certain investment funds in which a wholly-owned subsidiary of Tencent Holdings, Liao River Investment Limited, is a limited partner completed distributions-in-kind of certain Class A Ordinary Shares. Distribution Pool Limited, another wholly-owned subsidiary of Tencent Holdings, was designated by Liao River Investment Limited to receive and hold 62,586 ADSs (which represent 250,344 Class A Ordinary Shares) that were distributed to Liao River Investment Limited.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated by replacing them in their entirety with the following:

(a) and (b): As of the date of this Statement, Tencent Mobility beneficially owns 754,359,876 Class A Ordinary Shares, which represent approximately 15.1% of the total outstanding Class A Ordinary Shares of the Issuer.

Tencent Holdings may be deemed to beneficially own 783,468,116 Class A Ordinary Shares that are held by its wholly-owned subsidiaries, Tencent Mobility (754,359,876 shares), Chinese Rose (27,781,280 shares), Distribution Pool Limited (853,004 shares) and TPP Follow-On GP I, Ltd. (473,956 shares). Tencent Holdings may also be deemed to have sole voting and dispositive power over the securities held by them. The 783,468,116 Class A Ordinary Shares beneficially owned by Tencent Holdings represent approximately 15.6% of the total outstanding Class A Ordinary Shares of the Issuer.

The above calculation is based on a total of 5,011,761,304 Class A Ordinary Shares outstanding as of March 17, 2021, as disclosed in the Mr. Huang Schedule 13G.

Except as set forth in Items 5(a) and (b) above, none of the Reporting Persons or, to the best of knowledge of the Reporting Persons, any of the persons identified in Appendix A to this Statement beneficially owns any Class A Ordinary Shares.

Item 5(c) of the Statement is hereby amended and restated in its entirety as follows:

(c) Other than the acquisitions by Distribution Pool Limited, a wholly-owned subsidiary of Tencent Holdings, in connection with distributions-in-kind on February 19, 2021, there have been no transactions in the Class A Ordinary Shares by the Reporting Persons during the past 60 days.

The information set forth in Item 3 above is also incorporated in this Item 5(c) by reference.

CUSIP No. 722304102	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2021

Tencent Holdings Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Authorized Representative

Tencent Mobility Limited

By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Authorized Representative